UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Departure of Chief Financial Officer

Effective February 7, 2025, Donald Munoz departed from his role as Chief Financial Officer of NuCana plc (the “Company”) and from all other positions held with the Company and its subsidiaries. Mr. Munoz’s departure is not the result of any disagreement with the Company on any matter related to the Company’s operations, policies or procedures (financial reporting, accounting or otherwise).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NuCana plc

By:	/s/ Hugh S. Griffith
Name:	Hugh S. Griffith
Title:	Chief Executive Officer

Date: February 10, 2025